Exhibit 99.1

FOR IMMEDIATE RELEASE

Uni-Fuels Advances Global Operations with Next Phase of Expansion

SINGAPORE, 5 January 2026 — Uni-Fuels Holdings Limited (NASDAQ: UFG), (“Uni-Fuels” or the “Company”), a global provider of marine fuel solutions headquartered in Singapore, today announced the next phase of its global expansion strategy, focused on scaling its global operations through disciplined organic growth across key maritime markets. As part of this approach, the Company is evaluating potential strategic opportunities, including, among others, acquisitions, over time, where such opportunities align with its long-term growth strategy.

This announcement builds on Uni-Fuels’ expansion to Dubai, Shanghai, and Limassol in 2025 and provides the strategic framework for additional office openings and operational initiatives designed to support long-term corporate development.

As part of this next phase, Uni-Fuels’ expansion strategy is guided by the following priorities:

●	Supporting shipowners and operators across global shipping routes, including both major trade corridors and niche ports, with consistent service and execution standards

●	Maintaining strong operational discipline, including counterparty risk management and regulatory compliance, as the Company scales its activities

●	Addressing increasing market and regulatory complexity, including the implementation of decarbonization-related measures such as the EU Emissions Trading System (EU ETS), which directly affect voyage economics, fuel selection, and emissions compliance obligations

●	Supporting a growing diversity of marine fuel requirements, including conventional, transitional, and emerging fuels, as customers adapt fuel strategies in response to emissions-related cost considerations and fuel-intensity regulations such as FuelEU Maritime

●	Strengthening scale, operational capability, and broadening geographic reach to meet customer needs in an evolving global bunker and regulatory landscape

In executing this next phase, Uni-Fuels will prioritize organic growth by expanding its team, deepening customer relationships, and increasing market coverage in key regions, such as Europe, the Americas, and other major international shipping hubs. The Company will also continue to enhance partnerships with physical suppliers, logistics providers, and counterparties to support efficient, reliable, and resilient fuel supply across its global network.

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As noted above, the Company may from time to time evaluate strategic opportunities, subject to market conditions, necessary approvals, and strategic fit. Any such opportunities would be considered with a focus on financial discipline, cultural fit, and the potential to enhance the Company’s existing trading and operational capabilities.

“This next phase of expansion reflects our focus on scaling Uni-Fuels’ global operations in a disciplined and measured manner,” said Mr. Koh Kuan Hua, Chief Executive Officer of Uni-Fuels. “As bunker markets evolve, shaped by increasing regulatory complexity, decarbonization measures, and a growing range of marine fuel requirements, we are strengthening our operational capabilities and geographic reach to support customers across an increasingly complex bunker landscape, while maintaining high standards of operational discipline, risk management, and regulatory compliance. We are investing organically to expand our market coverage and business capabilities, while remaining open to strategic opportunities that align with our long-term objectives.”

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About Uni-Fuels Holdings Limited

Uni-Fuels is a fast-growing global provider of marine fuel solutions with a growing presence across major shipping hubs, including Singapore, Seoul, Dubai, Shanghai, and Limassol. Established in 2021, Uni-Fuels has evolved into a dynamic, forward-thinking company delivering customer-centric, compliant, and reliable fuel solutions across global markets and time zones, supported by 24/7 operational support year-round. Backed by a globally integrated operating platform, experienced industry professionals, and an extensive global supply network, Uni-Fuels has built trusted partnerships with customers, supporting them in achieving their operational objectives and decarbonization goals amid the maritime industry’s ongoing energy transformation.

For more information, visit www.uni-fuels.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Uni-Fuels’ current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the Company’s ability to execute on the contemplated expansion plan in a timely, cost effective and efficient manner, its ability to continue its cross-border regulatory compliance, its ability to attract, evaluable and complete acquisitions with suitable candidates, and other risks and uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC on April 22, 2025. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact Information

For Investor Relations:

Uni-Fuels Holdings Limited

Email: investors@uni-fuels.com

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